UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549


                                                  SCHEDULE 13G/A


                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No.1)

                                            WIRE ONE TECHNOLOGIES, INC.
                                                 (Name of Issuer)

                                                   COMMON STOCK
                                          (Title of Class of Securities)

                                                     926707100
                                                  (CUSIP Number)

                                                 December 5, 2002
                         (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                            |_|      Rule 13d-1 (b)
                                            |X|      Rule 13d-1 (c)
                                            |_|      Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DMG Advisors LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)          |_|
     (b)          |_|

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
                  2,916,800

6.   SHARED VOTING POWER
                  None

7.   SOLE DISPOSITIVE POWER
                  2,916,800

8.   SHARED DISPOSITIVE POWER
                  None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,916,800

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  10.1%

12.      TYPE OF REPORTING PERSON
                  OO

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1.   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas McAuley


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)          |_|
     (a)          |_|

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES OF AMERICA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
                  2,916,800

6.   SHARED VOTING POWER
                  None

7.   SOLE DISPOSITIVE POWER
                  2,916,800

8.   SHARED DISPOSITIVE POWER
                  None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |X|

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  0%

12.      TYPE OF REPORTING PERSON
                  IN

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Item 1.
(a)      Name of Issuer
                           Wire One Technologies, Inc. ("Wire One")

(b)      Address of Issuer's Principal Executive Offices

                           225 Long Avenue
                           Hillside, New Jersey 07205

Item 2.
(a)      Name of Person Filing
                           DMG Advisors LLC

(b)      Address of Principal Business Office or, if none, Residence

                           53 Forest Ave., Suite 202
                           Old Greenwich, CT 06870

(c)      Citizenship
                           Delaware

(d)      Title of Class of Securities
                           Common Stock, par value $0.01 per share

(e)      CUSIP Number
                           926707100

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable


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Item 4.           Ownership.
(a)      Amount Beneficially Owned
                           2,916,800

(b)      Percent of Class
                           10.1%

(c)      Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote
                                    2,916,800*
(ii)     shared power to vote or to direct the vote
                                    NONE
(iii)             sole power to dispose or to direct the disposition of
                                    2,916,800*
(iv)     shared power to dispose or to direct the disposition of
                                    NONE

* DMG Advisors LLC ("DMG Advisors") is the investment advisor to, and sole managing member of, the following funds, DMG Legacy International Ltd, a British Virgin Islands company ("DMG Legacy International Fund"), DMG Legacy Fund LLC, a Delaware limited liability company ("DMG Legacy Fund") and DMG Legacy Institutional Fund LLC, a Delaware limited liability company ("DMG Legacy Institutional Fund," and together with DMG Legacy International and DMG Legacy Fund, the "Funds"). As the advisor to the Funds, DMG Advisors may exercise voting and dispositive control over the Common Stock of Wire One owned by the Funds. DMG Advisors beneficially owns a total of 2,916,800 shares of the Common Stock of the Company representing 10.1% of the Common Stock and consisting of
(i) 145,840 shares held by DMG Legacy Fund, (ii) 1,356,309 shares held by DMG Legacy Institutional Fund and (iii) 1,414,651 shares held by DMG Legacy International Fund.

The Funds also own warrants to purchase Common Stock of Wire One in the respective amounts: (i) DMG Legacy Fund - 24,932; (ii) DMG Legacy Institutional Fund - 83, 361; and (iii) DMG Legacy International - 140,707. The exercise of the warrants is prohibited if, following such exercise, any of the Funds and its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of Common Stock. As DMG Advisors beneficially owns in excess of this threshold, the warrants are not exercisable and therefor are not deemed beneficially owned for purposes of this Schedule 13G.

Thomas McAuley is the sole managing member of DMG Advisors. Mr. McAuley is also a member in DMG Legacy Institutional. Mr. McAuley disclaims beneficial ownership in the Common Stock of Wire One held by the Funds.

Item 5.         Ownership of Five Percent or Less of a Class
                           If this statement is being filed to report the fact
                that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                           Not Applicable

Item 8.         Identification and Classification of Members of the Group.
                           Not Applicable

Item 9.         Notice of Dissolution of Group.
                           Not Applicable

Item 10.        Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            December 17, 2002              DMG ADVISORS LLC

                                                 By:  /s/  Andrew Wilder
                                                 Name:     Andrew Wilder
                                                 Title: Chief Financial Officer
                                                 THOMAS MCAULEY

                                                 /s/  Thomas McAuley


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                                                     EXHIBIT A

                                              JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to Schedule 13G/A being filed by DMG Advisors LLC and Thomas McAuley in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13G/A and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated:            December 17, 2002               DMG ADVISORS LLC

                                                  By:  /s/  Andrew Wilder
                                                  Name:     Andrew Wilder
                                                  Title: Chief Financial Officer

                                                  THOMAS MCAULEY

                                                  /s/  Thomas McAuley

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